DELAINE CORPORATION
361 N Dalton Avenue
Albany, IN 47320

June 21, 2011

United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE
Washington, DC 20549-4561

Attention: Jessica Kane

Re:           Delaine Corporation
Registration Statement on Form S-1
Filed January 25, 2011
File Number: 333-171861

Dear Sirs,

In response to your letter dated February 18, 2011, concerning the deficiencies in our registration statement on Form S-1, we provide the following responses:

General

1.
Your filing indicates that you are a development stage company involved primarily in organizational activities to date with nominal assets and working capital, no revenues, no firm commitments for raising additional financing, no operations, no manufactured products, and no employees (other than your sole officer and director).  These and other facts suggest that your proposed business is commensurate in scope with the uncertainty ordinarily associates with a blank check company and should comply with Rule 419 of Regulation C under the Securities Act of 1933, as amended.  Please provide us with your analysis as to why you believe Rule 419 does not apply to your offering or revise the registration statement to comply with Rule 419 and confirm that you will file post-effective amendment as required by Rule 419(d) and (e).  Please note that the offer must contain the terms set forth in Rule 419(e)(2).  If true, disclose on the cover page of the prospectus that you are not a blank check company and have no intention of entering into a business combination.

Referring to Section (a)(2) of Rule 419 of the Securities Act, a blank check company is defined as a company that is issuing penny stock and is a “development stage company that has no specific business plan or purpose or has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies, or other entity.”

While we are a development stage company, the company is not a blank check company, nor is our business commensurate in scope with the uncertainty ordinarily associates with a blank check company because:

-	the company has its own specific operational business plan;
-
to date the company has taken substantial steps to further its business plan by setting up its own website, and offering a catalog of products for sale to the public.  The Company began earning revenue from sales in November of 2010, and currently maintains an online catalog of over 100 products for sale to the public.

-	the fact that the company is not a blank check company under Rule 419 has been prominently disclosed on the prospectus cover page;
-	the company’s business plan has no indications to engage in a merger or acquisition with an unidentified company or companies, or other entity.

2.
We note that the information provided throughout the registration statement corresponds to dates which are now outdated.  For example, on page 36, you provide information relating to executive compensation and the security ownership of certain beneficial owners and management as of September 30, 2010.  Please update your disclosure throughout the registration statement to provide the most recent practicable information.

The Company has updated its disclosure throughout the registration statement to provide the most recent practicable information.

Calculation of Registration Fee, page 2

3.	Please specify which section of Rule 457 you relied upon for estimating the registration fee.

The Company has specified which section of Rule 457 it relied upon for estimating the registration fee.

Prospectus Cover Page

4.
We note your characterization of this offering as being undertaken on a “best efforts” basis.  As you are not engaging a financial intermediary to sell your offering, it appears that your offering should be characterized as a direct primary offering.  “Best effort” is a term of art that implies the engagement of a third party and their contracted level of performance on your behalf.  Please revise your disclosure throughout to better characterize your offering as being a direct primary offering.

The Company has revised its disclosure to better characterize its offering as being a direct primary offering.

Prospectus Summary, page 5

5.
In this section, please clearly state that you have not commenced operations and that you have not commenced developing your own proprietary products, including the lighted ratcheting wrench.  We note your disclosure on pages 24 and 31 that you have not yet begun development of a working prototype and that the development of the lighted ratcheting wrench has been limited to initial amateur drawings.

The Company has updated its disclosure to show that it has commenced operations.  The Company has clarified that development of the lighted ratcheting wrench has been limited to initial amateur drawings, and filing of a patent application: development of a working prototype has not yet begun.

6.	Additionally, if true, please disclose that you are not a blank check company and have no intention of entering into a business combination.

The Company has disclosed that it is not a blank check company and has no intention of entering into a business combination.

7.
We note your statement in the third paragraph on page 5 that you “currently generate income through the resale of tools and related products, manufactured by third party companies, directly to the public through the on-line marketplace.”  Please clarify this statement, and if necessary, revise your disclosure accordingly in light of your disclosure in the fourth paragraph on page 5 that you “have generated no revenues” as of September 30, 2010.

The Company began generating revenue in November 2010.  The Company has added disclosure indicating when it began generating revenue, and its sources of revenue.

The Offering, page 6

8.	Please disclose that there is no minimum to this offering.

The Company has disclosed that there is no minimum to this offering.

Risk Factors, page 7

9.	Please remove the third and fourth sentences in the introductory paragraph to this section. All material risks should be described. If risks are not deemed material, you should not reference them.

The third and fourth sentences of the introductory paragraph have been removed.

Because a single shareholder will continue to own a substantial amount of our stock after completion of this offering, other investors will have minimal influence over our business, page 11

10.
Please identify this single shareholder as your sole officer and director, Timothy Moore.  Additionally, please expand this risk factor to discuss Mr. Moore’s stock ownership and corresponding ability to control your company if you sell less than six million shares in this offering.  On page 36, we note that Mr. Moore will beneficially own approximately 71.6 percent and 55.8 percent of your shares of common stock if you sell two and four million shares, respectively, in this offering.

The Company has identified Mr. Moore as the single shareholder, and expanded the risk factor to discuss Mr. Moore’s stock ownership and corresponding ability to control your company if you sell less than six million shares in this offering.

Dilution of the Price per Share, page 15

11.
You disclose that as of September 30, 2010, the net tangible book value of your shares of common stock was $(319) or approximately $0.0006 per share based upon 5,050,000 shares outstanding.  In order not to imply a greater degree of precision than exists, please revise your presentations of net loss per share throughout the filing to round only to the nearest cent.

The presentations of net loss per share throughout the filing have been revised to round only to the nearest cent.

Plan of Distribution, page 18

12.
We note your statement that “[i]nvestors cannot revoke their intention to purchase our securities, and there will be no refund of subscription funds.”  Please tell us whether you believe investors might be able to demand the return of their subscription proceeds pursuant to rights under state law.  If such rights exist, please revise your disclosure accordingly to note the existence of such rights.

The disclosure has been revised to note the existence of the existence of revocation rights.

Interest of Named Experts and Counsel, page 22

13.	Please include in the prospectus the address of counsel who passed on the legality of the shares to be issued. Please refer to Paragraph 23 of Schedule A of the Securities Act of 1933.

The prospectus has been revised to include the address of counsel who passed on the legality of the shares to be issued.

Description of Business, page 23

14.	Please describe the sources and availability of the raw materials you will use in the manufacturing of your products. See Item 101(h)(4)(v) of Regulation S-K.

The Company has added disclosure that because of the early stage of development of the lighted ratcheting wrench, it has not identified the sources and availability of the raw materials that will be used in the manufacturing of the lighted ratcheting wrench.

General, page 24

15.
We note your use of the phrases “we own the rights” and “we own the intellectual property rights” to a lighted ratcheting wrench in this section and in other parts of the prospectus.  However, based on your discussion of your intellectual property rights to the lighted ratcheting wrench on page 26, it is unclear how you “own” these rights since it appears that you have obtained a provisional patent that will expire in 12 months.  Please clarify your ownership of these rights and revise your disclosure as necessary.

The Company has amended its disclosure accordingly.

16.
We note your statement in the second paragraph on page 24 that your sales revenues to date have been limited; however, your financial statements do not reflect any revenue as of September 30, 2010.  Please advise or revise your disclosure to state that you have no sales revenues.

The Company began earning revenues in November 2010, and its revenues are reflected in its financial statements included in the amended Form S-1.

Employees, page 26

17.	Please revise this disclosure to clearly state that you currently do not conduct business and are engaged only in development stage activities.

The Company is currently conducting business, and the disclosure has been revised accordingly.

Competition, page 27

18.	Please disclose the methods of competition in the retail market for tools. See Item 101(h)(4)(iv) of Regulation S-K.

The disclosure has been revised to clarify the Company’s competitive position in the industry and methods of competition.

Market Price of and Dividends on the Registrant’s Common Equity and Related Stockholder Matters, page 29

19.
In this section, please disclose the number of shares of common stock, if any, that could be sold pursuant to Rule 144 under the Securities Act of 1933 or that you have agreed to register under the Securities Act for resale by security holders.  See Item 201(a)(2)(ii) of Regulation S-K.

The section has been amended to disclose that none of the Company’s shares are currently eligible to be sold pursuant to Rule 144 under the Securities Act of 1933, and it has not agreed to register any of its shares under the Securities Act for resale by security holders.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, apge 29

Liquidity and Capital Resources, page 29

20.
We note that you have been funded by the private sale of equity to one investor since your inception.  Please describe this private sale of equity, including the date of the sale, the proceeds obtained, and the amount of equity issued.  Additionally, we note that you intend to fund continuing operations through equity financing arrangements.  Please disclose any current plans for these equity-financing arrangements.  Finally, we note your statement on page 7 that the company “will be dependent primarily on the raising of capital in order to continue operations for the foreseeable future.”  Please revise this section to provide your assessment of the accessibility of, and risks to accessing, needed capital.

The Section has been revised to describe the private sale of equity, and to disclose the Company’s assessment of the accessibility of, and risks to accessing needed capital.

Plan of Operation, page 30

21.	Please disclose the total amount of money necessary to commence operations. We note your statement on page 31 that $60,000 will fund you for 12 months and $30,000 will fund you for six months.

No funds are necessary to commence operations:  operations commenced in November 2010.

22.
Please revise this section to provide a more specific plan of operation for the next 12 months by providing a more detailed description of each business activity and the steps you will take to implement each aspect of your business plan.  For example, please disclose when you plan to contact third party manufacturers, when you anticipate obtaining a prototype, and when you plan to begin testing the prototype.  For each step necessary to implement your business plan, please provide a timeline for completion and disclose the costs associates with completing each step.  Please discuss the modifications you may have to make to your business plan, methods of implementation, and budget if you sell less than six million shares.  Additionally, please also disclose your plan of operations with respect to the company’s day-to-day operations.

The section has been revised accordingly.

Website Development, page 31

23.	In this section, please address the following issues:

•	Disclose when you expect the website to be operational.
•	Please explain in more detail what you mean by “website search optimization service.”

In addition, please tell us whether you intend to use your website in connection with this offering.  If you do, please provide us supplementally with copies of all offering material that you intend to make available through your website.

The Company’s website is now fully operational.    The Company has disclosed in more detail what it means by “website search optimization service.”  The Company does not intend to use its website in connection with this offering.

Additional Information, page 37

24.
We note your statement in the first sentence of the second paragraph.  Please note that you may not qualify information in the prospectus by reference to information outside the prospectus.  See Rule 411(a) of Regulation C.  Please revise your disclosure accordingly.

The Company has removed the first sentence of the second paragraph of this section.

Financial Statements

General

25.	Please include interim financial statements for the period ended December 31, 2010. Please similarly update your financial information throughout the filing. See Rule 8-08 of Regulation S-X.

The Company has included financial statements for the period ended December 31, 2010 in its amended S-1 filing, and updated its financial information throughout the filing.
26.
Please disclose in the footnotes to your financial statements the actual date through which subsequent events have been evaluated and whether that date is either the date the financial statements were issued or the date the financial statements were available to be issued.  Refer to FASB ASC 855-10-50-1.

The Company has disclosed in the footnotes to its financial statements the actual date through which subsequent events have been evaluated and whether that date is either the date the financial statements were issued or the date the financial statements were available to be issued.

Exhibit 5.1 – Legal Opinion of Befumo & Schaeffer PLLC

27.
We note counsel’s opinion states that the “Registered Shares have been, or shall upon issuance, be issued as duly and validly authorized and issued, fully paid and non-assessable.”  Please note that this opinion does not meet the requirements established in Item 601(b)(5)(i) of Regulation S-K.  Please arrange for counsel to opine that the shares are duly authorized and that the share will, when sold, be legally issued, fully paid and non-assessable.

The Company has obtained an opinion from counsel meeting the requirements established in Item 601(b)(5)(i) of Regulation S-K.

Yours truly,

/s/ Timothy A. Moore
Timothy A. Moore, Principal Executive Officer, Principal Financial Officer, Principal Accounting Officer, President & Director